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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 8 to SCHEDULE 13D
Under the  Securities Exchange Act  of 1934

AUGUSTA GOLD CORP.
(Name of Issuer)

 Common Stock, $0.0001 Par Value

(Title of Class of Securities)

051276103
(CUSIP Number)

Augusta Investments Inc. Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1 Canada
(604) 687-1717
Copy to: Jason K. Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549
(303) 629-3445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter  disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Augusta Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia
	7	SOLE VOTING POWER
44,251,115 (1)
NUMBER OF SHARES BENEFICIALLY
	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING
	9	SOLE DISPOSITIVE POWER
PERSON WITH:		44,251,115 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,251,115 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.23%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 25,385,388 shares of common stock of the Issuer (the “Shares”) and warrants to purchase 18,865,727 Shares.

(2)
The percentages used herein are calculated based upon 85,929,753 outstanding shares of Augusta Gold Corp. as of March 27, 2024, plus 18,865,727 common shares in aggregate underlying convertible securities which are beneficially owned by Augusta Investments Inc. and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

1	NAMES OF REPORTING PERSONS Richard Warke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 45,051,115(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,051,115(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,051,115 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.66%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 25,385,388 Shares, warrants to purchase 18,865,727 Shares, and options exercisable for 800,000 Shares.

(2)
The percentages used herein are calculated based upon 85,929,753 outstanding shares of Augusta Gold Corp. as of as of March 27, 2024, plus 19,665,727 common shares in aggregate underlying convertible securities which are beneficially owned by Augusta Investments Inc. and Richard Warke and are included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Explanatory Note:

This Statement constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on March 12, 2021 (the “Original Schedule 13D”), as amended through to the date hereof (the “Amended Schedule 13D”) with respect to the common stock of Augusta Gold Corp. (the “Issuer”), held by Augusta Investments Inc. (“Augusta Investments”) and Richard Warke (“Mr.Warke”).

This Schedule 13D supplements, amends and constitutes Amendment No. 10 to the Schedule 13D filed with the Commission by Augusta Investments on October 28, 2020, as amended through to the date hereof.

This Amendment No. 8 amends and supplements the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

On March 27, 2024, Augusta Investments and the Issuer entered into Amendment Number One (the “Amendment”) to the previously issued Secured Promissory Note Purchase Agreement dated on September 13, 2022 (the “Purchase Agreement”), pursuant to which Augusta Investments agreed to purchase a secured promissory note in the amount of US$22,232,561 (the “Note”).

The Amendment amends the Purchase Agreement to: (i) amend the terms of the Purchase Agreement such that all amounts loaned to the Issuer under the Purchase Agreement are set forth on Schedule A to the Note, as amended and restated, from time to time; (ii) provide that the Note will be secured by an amended and restated guarantee and security agreement dated March 27, 2024 (the “Amended and Restated Security Agreement”); (iii) amend the Purchase Agreement to provide for multiple closings to occur at mutually agreed upon dates as necessary; (iv) amend the deliverable documents for each closing; and (v) amend the governing law from Delaware to Nevada.

The Amendment also provides that in consideration of Augusta Investments granting an extension to the maturity date of the Note from March 31, 2024 to June 30, 2024, the Issuer has agreed to pay to the lender an extension fee of $27,790.70, which amount will be accrued in the Note and due on the maturity date of the Note.

Other than the amendments set forth above, the Amendment does not otherwise amend, alter, supplement or change the provisions of the Purchase Agreement.

In connection with entering into the Amendment, Augusta Investments loaned the Issuer an additional $525,000, less a $25,000 loan origination fee, and the Issuer issued an amended and restated Note to Augusta Investments dated March 27, 2024 (the “Amended and Restated Note”).  The Amended and Restated Note amends the Note to provide that the principal amount due and payable thereunder will be set forth on Schedule A thereto, as amended from time to time, by the mutual agreement of the parties. As issued on March 27, 2024, the Amended and Restated Note is for a principal amount of $22,818,852.62, which includes (i) the original issue amount of the Note on September 13, 2022 of $22,232,561, (ii) an extension fee of $33,501.12 on December 13, 2023, (iii) the $525,000 loan on March 27, 2024 and (iv) the extension fee of $27,790.70 on March 27, 2024.  The Amended and Restated Note bears interest at a rate of prime plus 3% and has an outside maturity date of June 30, 2024. The Amended and Restated Note also amends the governing law of the Note from Delaware to Nevada. The Amended and Restated Note otherwise has the same terms and conditions of the Note, as disclosed in Item 1.01 of the Issuer’s Current Report on Form 8-K as filed on September 19, 2022, which disclosure is incorporated herein by reference.

The Amended and Restated Note is secured by a first-priority, perfected security interest in all the assets of the Issuer and its subsidiaries pursuant to the Amended and Restated Security Agreement and a certain deed of trust, assignment of leases, rents and contracts, security agreement and fixture filing (the “Deed of Trust”) to be filed by the Issuer pursuant to the requirements of the Amended and Restated Security Agreement.  The payment of the obligations of the Issuer under the Amended and Restated Note is also guaranteed by each of the subsidiaries of the Issuer pursuant to the Amended and Restated Security Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2024

AUGUSTA INVESTMENTS INC.

       By:/s/ Richard Warke
Name:  Richard Warke
Title: President

 /s/ Richard Warke
Richard Warke